================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                              ____________________

                                    FORM 11-K

(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                FOR THE TRANSITION PERIOD FROM ______ TO ______.

                        COMMISSION FILE NUMBER __________


                          TRANSOCEAN U.S. SAVINGS PLAN
                   (Full Title of the Plan and the Address of
                     the Plan, if Different from that of the
                               Issuer named below)


                                 TRANSOCEAN INC.
                                4 Greenway Plaza
                              Houston, Texas 77046
                 (Name of Issuer of the Securities Held Pursuant
                         to the Plan and Address of its
                           Principal Executive Office)


================================================================================

                          TRANSOCEAN U.S. SAVINGS PLAN


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                       WITH REPORT OF INDEPENDENT AUDITORS

                          TRANSOCEAN U.S. SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001




                                                                            Page
                                                                            ----

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . .  1


Audited Financial Statements

     Statements of Net Assets Available for Benefits . . . . . . . . . . . .  2
     Statements of Changes in Net Assets Available for Benefits. . . . . . .  3
     Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . .  4


Supplemental Schedule

     Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year). . . . 8

                         REPORT OF INDEPENDENT AUDITORS


The  Administrative  Committee
Transocean  U.S.  Savings  Plan

     We have audited the accompanying statements of net assets available for benefits of the Transocean U.S. Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP


Houston, Texas
June 17, 2003

                 TRANSOCEAN U.S. SAVINGS PLAN
        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                         December 31,
                                   ------------------------
                                      2002         2001
                                   -----------  -----------
Investments, at Fair Value         $77,890,557  $63,139,717
Contributions Receivable
  Employee                             472,209      756,787
  Employer                             254,977      974,254
                                   -----------  -----------
Net Assets Available for Benefits  $78,617,743  $64,870,758
                                   ===========  ===========

                             See accompanying notes

                          TRANSOCEAN U.S. SAVINGS PLAN
            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                        Years Ended  December 31,
                                                     -----------------------------
                                                         2002            2001
                                                     -------------  --------------
Additions
  Transfers from another qualified plan              $ 15,137,495   $           -
  Contributions
     Employee                                          12,452,244      10,421,638
     Employer                                           6,276,498       5,768,085
                                                     -------------  --------------
  Total contributions                                  18,728,742      16,189,723
                                                     -------------  --------------

  Investment income (loss)
     Net depreciation in fair value of investments    (14,547,753)     (9,465,120)
     Investment income                                    809,895       1,103,311
                                                     -------------  --------------
  Total investment loss                               (13,737,858)     (8,361,809)
                                                     -------------  --------------
Total Additions                                        20,128,379       7,827,914

Deductions
  Benefits paid to participants                        (5,842,538)     (3,045,489)
  Transfers to another qualified plan                    (514,160)              -
  Participant loan processing fees                        (24,696)        (15,472)
                                                     -------------  --------------
Total Deductions                                       (6,381,394)     (3,060,961)
                                                     -------------  --------------
Net Increase                                           13,746,985       4,766,953
                                                     -------------  --------------
Net Assets Available for Benefits
Beginning of Year                                      64,870,758      60,103,805
                                                     -------------  --------------
End of Year                                          $ 78,617,743   $  64,870,758
                                                     =============  ==============

                             See accompanying notes

                          TRANSOCEAN U.S. SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE  1  -  PLAN  DESCRIPTION

     The Transocean U.S. Savings Plan (the "Plan") is a defined contribution plan that was established on June 25, 1993. Effective May 9, 2002, the name of the Plan changed from Transocean Sedco Forex U.S. Savings Plan to Transocean U.S. Savings Plan. Transocean Inc. (the "Company") is the Plan sponsor. The following description of the Plan provides only general information of the Plan provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     In July 2002, the Company announced plans to pursue a divestiture of its Gulf of Mexico Shallow and Inland Water business, and in December 2002, a registration statement was filed with the Securities and Exchange Commission relating to an initial public offering of that business. On December 31, 2002 and as a result of the planned divestiture, certain employees in the Gulf of Mexico Shallow and Inland Water business ceased to be participants in the Plan and the account balances of these employees were transferred to the TODCO
Savings  Plan  (formerly  known  as  "R&B  Falcon  U.S.  Savings Plan"). Also on
December 31, 2002 and as a result of the planned divestiture, the account balances of certain employees in the Company's International and U.S. Floater Contract Drilling Services business were transferred from the TODCO Savings Plan into the Plan.

     On January 31, 2001, the Company completed a merger transaction with R&B Falcon Corporation ("R&B Falcon", now known as "TODCO"). As a result of the merger, certain R&B Falcon employees were allowed to participate in the Plan beginning June 1, 2001, July 1, 2001, or August 1, 2001 based on their assignment and geographic location.

     GENERAL - The Plan is administered by an Administrative Committee, which is appointed by the Finance and Benefits Committee of the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and employee participation in the Plan is voluntary. Plan assets are held by the Plan trustee, Fidelity Management Trust Company ("Fidelity"). The Administrative Committee periodically reviews the
Plan's investment options and may from time to time make changes to those options based on performance.

     ELIGIBILITY - All employees of participating Employers, as defined in the Plan, who are employed in an eligible job category, who are citizens or permanent residents of the United States and who are not under a collective bargaining agreement are eligible to participate in the Plan after completion of one full calendar month of service. Effective June 1, 2000, non-U.S. citizens (other than U.S. permanent residents) working in the United States and subject to U.S. taxes who are not participating in the Plan have the option to commence participation if they are employed in an eligible job category.

     CONTRIBUTIONS - Participants may elect to make contributions to the Plan with pre-tax dollars ("Pre-Tax Contributions"), pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), and/or contributions with after-tax dollars ("After-Tax Contributions") up to a maximum of 20 percent of earnings per pay period. Beginning July 1, 2002, eligible employees were allowed to make additional contributions into the Plan ("Catch-Up Contributions") if they were 50 years old or older at any time during the year.

     The Plan allows rollovers from other qualified plans. Participants may invest their rollovers into the Transocean Inc. Ordinary Shares Fund (a unitized fund investing in the Company's ordinary shares) or any of the mutual funds available under the Plan. Amounts rolled over can be withdrawn at any time.

                          TRANSOCEAN U.S. SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


     As a result of the merger with R&B Falcon and effective August 1, 2001, certain employees of R&B Falcon Management Services, Inc. (now known as "TODCO Management Services, Inc., LLC.") who were not eligible to participate in the Transocean U.S. Retirement Plan received an additional contribution into the Plan ("Annual Company Contribution"). The Annual Company Contribution, a minimum of 1.5 percent of base pay, as defined in the Plan, was paid in February 2002 to all eligible employees who were actively employed on the last business day of the year and was the minimum of 1.5 percent of base pay., The Annual Company Contribution has a two-year vesting period with the employees receiving credit for their previous periods of employment with TODCO Management Services, Inc. LLC. Effective November 1, 2002 and in connection with planned divestiture of the Company's Gulf of Mexico Shallow and Inland Water business, the Plan was amended to eliminate the Annual Company Contribution.

     MATCHING CONTRIBUTIONS - The participating Employer matching contributions for each participant are equal to the sum of 100 percent of the first three percent of eligible earnings contributed by the participant to the Plan, plus 50 percent of the next three percent of eligible earnings contributed by the participant to the Plan. Such percentages are applied on a pay period by pay period basis. Diversification of participating Employer matching contributions is permitted and participants may direct participating Employer matching contributions into any investment fund offered by the Plan on a daily basis. Participants may also transfer participating Employer matching account balances between all investment funds on a daily basis. The participating Employers may, at their sole discretion, make an additional discretionary matching contribution of a percentage to be determined by the Administrative Committee of the first four percent of compensation contributed to the Plan.

     INVESTMENT OF EARNINGS - Any dividends paid on the Company's ordinary shares held in the Transocean Inc. Ordinary Shares Fund are used to purchase additional units of that share fund. Earnings on mutual funds are reinvested in that fund.

     VESTING - Except for the Annual Company Contribution discussed above, participants are immediately vested in their After-Tax Contributions, Pre-Tax Contributions and participating Employer matching contributions plus actual earnings thereon.

     WITHDRAWALS - Participants may not withdraw Pre-Tax Contributions and earnings thereon until the earliest of termination of employment, attainment of age 59 1/2 or in the event of financial hardship. There is no limit on the number of withdrawals made by participants from their accounts after they reach age 70 1/2. Participants can withdraw After-Tax Contributions and earnings thereon once in any six-month period after six months of Plan participation. Except as noted below, participating Employer matching contributions and earnings thereon cannot be withdrawn from the Plan prior to termination of employment. Participating Employer matching contributions and earnings thereon resulting from contributions made prior to June 4, 1993 can be withdrawn once in any six-month period. All distributions from mutual funds are made in cash. All amounts invested in the Transocean Ordinary Shares Fund, whether purchased with participant or participating Employer matching contributions, are distributed in the form of stock certificates or cash at the participant's election. Dividends paid on units purchased for or credited to the participant's account prior to the distribution of such units to the participant are applied to the purchase of additional units for the participant's account. Catch-Up Contributions and earnings thereon may not be withdrawn until the earlier of termination of employment or attainment of age 59 1/2. Catch-Up Contributions and earnings thereon are not eligible to be withdrawn for a financial hardship.

                          TRANSOCEAN U.S. SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


     Upon termination of employment for any reason, if a participant's account is less than or equal to $5,000, the account balance will automatically be distributed to the participant within 12 months following termination. For accounts greater than $5,000, participants may request distribution upon termination but are not required to do so.

     PARTICIPANT LOANS - Participants may borrow from their account the lessor of 50 percent of their vested account balance or $50,000, with a minimum loan amount of $1,000. Participants may have two loans outstanding at any one time - a "general loan", which may be used for any purpose and is to be repaid over five years or less, and a "home loan", which may only be used to purchase a primary residence and is required to be repaid in equal amounts over 15 years or less. The interest rate is fixed for the term of the loan based on the prime rate in effect during the quarter in which the loan is made plus one percent. Principal and interest are paid ratably to the participant's account through payroll deductions. There is a one-time loan origination fee of $35 per loan and an annual maintenance fee of $15 per loan for each calendar year the loan is outstanding. These fees are deducted from the participant's account. Outstanding loan amounts are due if employment is terminated.

     PLAN TERMINATION - Although the Company has not expressed intent to do so, the Plan may be amended or discontinued at any time subject to the provisions of ERISA. In the event the Plan is terminated, the full amount credited to each participant's account will be payable as soon as practicable following such termination.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Plan have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States. The following is a summary of significant accounting policies followed by the Plan.

     USE OF ESTIMATES - The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and schedule. Actual results may differ from those estimates.

     INVESTMENT VALUATION - Amounts invested in mutual funds and the Company's ordinary shares are carried at fair value based on the last quoted sales price of the year. Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

     BENEFIT PAYMENTS - Benefit payments are recorded when paid.

     UNIT ACCOUNTING - On January 1, 2003, the Plan began using the share method of accounting. Prior to that date, the Plan utilized the unit method of accounting, which allowed the Transocean Inc. Ordinary Shares Fund to hold a small amount of cash for liquidity purposes. The value of each unit did not vary significantly from the price of the ordinary shares held in the fund. The ordinary share price is readily available to the participants and is printed in many publications. Under the unit accounting method, participants may have held units of the Transocean Inc. Ordinary Shares Fund representing their proportionate interest in both the ordinary shares and cash held in the fund.

     RISKS AND UNCERTAINTIES - The Plan provides for various investments in ordinary shares, mutual funds and short-term investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and

                          TRANSOCEAN U.S. SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOTE  3  -  INVESTMENTS

     Individual investments that represent five percent or more of the Plan's net assets are as follows:

                                                             December 31,
                                                       ------------------------
                                                          2002         2001
                                                       -----------  -----------
Transocean Inc. Ordinary Shares Fund                   $21,865,637  $23,616,281
Marsico Focus Fund                                      11,355,680            -
Fidelity Retirement Money Market Portfolio              10,563,699            -
Spartan U.S. Equity Index Portfolio                     10,398,125    7,234,130
ICAP Equity Portfolio                                    6,629,032            -
Fidelity Puritan Fund                                    5,523,839    5,297,403
PIMCO Total Return Fund                                  4,391,301            -
Fidelity Magellan Fund                                           -   13,787,688
Fidelity Retirement Government Money Market Portfolio            -    6,451,505

     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                         Years Ended December 31,
                      -----------------------------
                          2002            2001
                      -------------  --------------
Mutual funds          $ (7,101,903)  $  (3,157,482)
Ordinary shares fund    (7,445,850)     (6,307,638)
                      -------------  --------------
Net depreciation      $(14,547,753)  $  (9,465,120)
                      =============  ==============

NOTE  4  -  INCOME  TAX  STATUS

     The Plan received a determination letter from the Internal Revenue Service dated July 31, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE  5  -  TRANSACTIONS  WITH  PARTIES-IN-INTEREST

     Fidelity executed all mutual fund investment transactions for the years ended December 31, 2002 and 2001. Fidelity also provided certain accounting services to the Plan. Except for participant loan and withdrawal processing fees, the Company has paid all administrative expenses of the Plan, including legal, accounting and trustee fees.

                              SUPPLEMENTAL SCHEDULE

                          TRANSOCEAN U.S. SAVINGS PLAN

        Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
                                EIN: 66-0582307
                                    PN: 002
                                December 31, 2002


                                                                                       Current
            Identity of Issue                              Description                  Value
--------------------------------------------  -------------------------------------  -----------

* Transocean Inc.                             Ordinary Shares Fund; 942,484 Shares   $21,865,637

  Marsico Focus Fund                          Mutual Fund; 1,002,267 Shares           11,355,680

* Fidelity Retirement Money Market Portfolio  Mutual Fund; 10,563,699 Shares          10,563,699

* Spartan U.S. Equity Index Portfolio         Mutual Fund; 333,808 Shares             10,398,125

  ICAP Equity Portfolio                       Mutual Fund; 206,705 Shares              6,629,032

* Fidelity Puritan Fund                       Mutual Fund; 349,832 Shares              5,523,839

  PIMCO Total Return Fund                     Mutual Fund; 411,556 Shares              4,391,301

  PIMCO PEA Opportunity Fund                  Mutual Fund; 182,583 Shares              1,946,340

  Putnam International Growth Fund A          Mutual Fund; 96,785 Shares               1,588,234

* Participant Loans                           Loans Receivable with various
                                              maturity dates and interest rates
                                              ranging from 4.75% to 10.5%              3,628,670
                                                                                     -----------
  Total Investments                                                                  $77,890,557
                                                                                     ===========

* Indicates a party-in-interest to the Plan.

                                    SIGNATURE


     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Transocean U.S. Savings Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized, on the 27th day of June, 2003.


                                   by      Transocean U.S. Savings Plan


                                   By __________________________________________
                                        Ann Clinton
                                        Plan Administrator